June 14, 2013

GMO TRUST (GMO QUALITY FUND)

40 Rowes Wharf

Boston, Massachusetts 02110

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Division of Investment Management

Re:	GMO Trust (File No. 812-14162)

Withdrawal of Request for Authorization pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended (the “Act”), to Make

Additional Capital Gains Distributions

Ladies and Gentlemen:

GMO Trust (the “Registrant”) filed a request with the Securities and Exchange Commission (“SEC”) on June 3, 2013 (the “Request”) for relief pursuant to Section 19 of the Act and Rule 19b-1(e) thereunder to permit the Registrant to make additional capital gains distributions in excess of the limits prescribed in Section 19 and Rule 19b-1(e).

Further to the telephone conversation of June 11, 2013 between representatives of Ropes & Gray LLP, counsel to the Fund and Manager, and members of the staff of the Division of Investment Management of the SEC, the Registrant hereby requests that the Request be withdrawn.

*  *  *  *  *

All actions necessary to authorize the execution and filing of this request under the Declaration of Trust and By-laws of the Trust have been taken, and the person signing and filing this request is authorized to do so on behalf of the Registrant.

The following vote was duly adopted by the Registrant’s Board of Trustees:

VOTED:	That the officers of the Trust are, and each of them acting singly hereby is, authorized in the name and on behalf of the Trust to execute and file, or cause to be filed, with the Securities and Exchange Commission a request for authorization, pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended, for the GMO Quality Fund, a series of the Trust, to make a capital gains distribution for the tax year ended February 28, 2013 which would otherwise be prohibited by Rule 19b-1.

The verification required by Rule 0-2 is attached hereto as Appendix A.

If you have any questions regarding this letter, please do not hesitate to contact Thomas R. Hiller, Esq. at Ropes & Gray LLP, 800 Boylston Street, Boston, Massachusetts 02199, telephone number (617) 951-7439.

Respectfully submitted,

GMO Trust

By:	/s/ Jason Harrison

Name:	Jason Harrison
Title:	Clerk

cc:	J.B. Kittredge, President, GMO Trust

Thomas R. Hiller, Ropes & Gray LLP

Appendix A

Verification

The Commonwealth of Massachusetts	)
) ss:
County of Suffolk	)

The undersigned states that he has duly executed the attached request pursuant to Rule 19b-1(e) under the Investment Company Act of 1940 dated June 14, 2013 for and on behalf of GMO Trust, a Massachusetts business trust; that he is the Clerk of said Trust; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jason Harrison
Signature

Jason Harrison Clerk GMO Trust

Subscribed and sworn before me, a notary public, this 14th day of June, 2013.

/s/ Judith T. Lyden
Notary Public

My commission expires: March 4, 2016

[Official Seal]